UNITED STATES
SECURITIES AND EXCHANGE: COMMISSION
Washington, D.C 20549

SCHEDULE 13G

			Under the Securities and Exchange Act of 1934

				(Amendment No.____2_______)

				  KIT MANUFACTURING COMPANY
				       (Name of Issuer)

					Common stock
				(Title of Class of Securities)


					   498017102
					(CUSIP Number)




SEC 1745 (2-95)                         Page l of 8 pages


CUSIP No.   498017102                   13G              Page     of    Pages

1.  NAME OF REPORTING PERSON
     S.S or l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		RICHARD C. BRUSKY       ###-##-####

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
								   A
								   B x
3 SEC USE ONLY4 CITIZENSHIP OR PLACE OF ORGANIZATION

		USA

5   SOLE VOTING POWER
		2300

6   SHARED VOTING POWER

		0

7   SOLE DISPOSITIVE POWER

		2300

8   SHARED DISPOSITIVE POWER

		57350

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		57350


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		N/A

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


		5.2%

12 TYPE OF REPORTING PERSON*


		IN


Item 1.

(a) Name of Issuer

		KIT MANUFACTURING COMPANY

(b) Address of Issuer's Principal Executive Offices

		530 E. WARDLOW ROAD
		LONG BEACH, CA  90801


Item 2.

(a) Name of Person Filing

		RICHARD C. BRUSKY

(b) Address of Principal Business Office or, if none, Residence

		74-850 HIGHWAY 111
		INDIAN WELLS, CA  92210

(c) Citizenship

		USA

(d) Title of Class of Securities

		Common stock

(e) CUSIP Number

		498017102

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

(a)  Broker or Dealer registered under Section 15 of the Act

(b)  Bank as defined in section 3(a)(6) of the Act

(c)  Insurance Company as defined in section 3(a)(19) of the act

(d)  Investment Company registered under section 8 of the Investment Company
	Act

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

(g) Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

(h) Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

	If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned

		57350

(b) Percent of Class
		5.2%


(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote                    2300
(ii) shared power to vote or to direct the vote                 0
(iii) sole power to dispose or to direct the disposition of     2300
(iv) shared power to dispose or to direct the disposition of    57350

lnstructions For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

        N/A

If this statement is being filed to report the fact that as of the d ate hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

		N/A

	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		N/A

	If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 Classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

		N/A

	If a group has filed this schedule pursuant to Rule 13d-l(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
	If a group has filed this schedule pursuant to Rule 1 3d- 1 (c), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

		N/A

	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-l(b):

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			Date

			Signature

			Name/Title

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